Mail Stop 0406

      December 22, 2004

Ofer Segev
Chief Financial Officer
Attunity Inc.
40 Audubon Road
Wakefield, Massachusetts 01880

Re:  	Attunity Ltd.
	Amended Form F-3 filed November 22, 2004
      File No. 333-119157


Dear Mr. Segev:

      We continue to conduct a full financial review of your amended
Form F-3, and to limit our legal review of the above captioned registration statement to matters concerning your risk factors and selling shareholder disclosure. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file an amended Form F-3 that responds to the applicable comments. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Comments
Risk Factors, page 5
1. Update your risk factor disclosure, including for example "We have a history of operating losses. . ." to include results from the period ended September 30, 2004.

Selling shareholders, page 17
2. Prior comment 2. We note you identify Mr. Gary L. Furham as "principally responsible" for voting and dispositive powers with respect to the shares held by GF Capital Management and Advisors (emphasis added). Similarly, you identify Austin W. Marxe and David
M. Greenhouse as "principally responsible" for the selection, acquisition and disposition of the portfolio securities by each investment advisor on behalf of its fund (emphasis added). This disclosure is ambiguous in that it is not clear whether these individuals share voting and/or dispositive powers with other individuals. Please advise and revise your disclosure to clarify.
3. Prior comment 3. We note your disclosure that the convertible promissory notes issued on March 22, 2004, bear interest at the rate of 5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into your ordinary shares. Please advise as to whether the investors maintain discretion in electing whether to convert their interest payments into shares. We may have further comments based upon your response.
4. Prior comment 4.  We note your response that GF Capital
Management
Advisors, LLC has informed the Company that it is an affiliate of a registered broker-dealer and that it acquired its ordinary shares, and its securities exercisable or convertible into ordinary shares, that are being registered under the Registration Statement, in the ordinary course of business and that at the time it purchased such shares and securities it did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the shares or securities. Please include this representation in your disclosure.
Exhibits
5. Please advise as to what consideration you gave to filing as exhibits your outsourcing agreement with One Software Technologies, your agreement with Business Objects to deliver real-time business intelligence and your agreement with Microsoft to support real-time data integration and business intelligence pursuant to Item 601(b)(10) of Regulation S-K, as referred to in Item 9 of Form F-3.
We may have further comments, based upon your response.

Accounting Comments
6. We note your response to prior comment number 12 from our letter dated October 21, 2004. To help us understand your accounting for costs incurred in connection with your BPI product, tell us the following:
* When initial development activities were started;

* When technological feasibility was first established and you began capitalizing development costs;

* The amount of costs incurred, by quarter, from the beginning of initial development activities through the time the software costs were written off in the fourth quarter of 2003;

* The nature and specific purpose of development costs incurred, by quarter, before and after technological feasibility was established;

* The date the product was initially expected to be available for general release to customers, and;

* The reasons why the software was not available for general release as of the date you decided to write the software off.

7. We note that the amount of software development costs you capitalized was virtually the same for the years ended December 31,
2003 and 2002, as well as for the nine month periods ended
September
30, 2003 and 2004. Supplementally, explain to us why this is the case. As part of your response, tell us how the amounts capitalized were determined. Additionally, describe the nature and specific purpose of the costs capitalized during each period.
Closing


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and *the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions should be directed to David Edgar at (202) 942-
2806 or Brad Skinner at (202) 942-1922. Questions regarding legal issues should be directed to Loryn Zerner at (202) 942-1910. If you need additional assistance you may contact Tangela S. Richter at
(202) 942-1837 or me at (202) 942-1800.
								Sincerely,


								Barbara C. Jacobs
								Assistant Director




cc:	via facsimile: Steven J. Glusband, Esq.
	Carter Ledyard & Milburn LLP
	212-732-3232

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Attunity Ltd.
December 22, 2004
Page 2